Filed by VinFast Auto Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition Co

Commission File No.: 001-40616

Investor Presentation June 2023

2 Disclaimer This presentation contains proprietary and confidential information of VinFast Auto Pte. Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”). This presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between the Company and Black Spade and the related transactions and for no other purpose. This document is being made available, subject to the following provisions, to a limited number of persons who may be interested in this transaction. It is issued for the exclusive use of the persons to whom it is addressed, with a view to assisting the recipient in deciding whether it wishes to proceed with the further investigation of the Company and Black Spade. This presentation and any oral statements made in connection with this presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Specifically, this presentation does not constitute a “prospectus” within the meaning of the Securities Act. This document is being given solely for your information and may not be retained by you and neither this presentation nor any part thereof may be (i) used or relied upon by any other party or for any other purpose; (ii) copied, photocopied, duplicated or otherwise reproduced in any form or by any means; or (iii) redistributed, passed on or otherwise disseminated, to any other person without the prior written consent of the Company and Black Spade. Although care has been taken to ensure that the information in this presentation is accurate, and that the opinions expressed are fair and reasonable, the information is subject to change without notice, its accuracy is not guaranteed and has not been independently verified. No representation, warranty, guarantee or undertaking (express or implied) is made as to, and no reliance should be placed on, the accuracy, completeness or correctness of any information, including any estimates, targets and opinions, contained herein, and accordingly, none of the Company, Black Spade, their directors, officers, employees, affiliates, advisors, agents or representatives assumes any responsibility or liability for, the accuracy or completeness of, or any errors or omissions in, any information or opinions contained herein. None of the Company, Black Spade, their directors, officers, employees, affiliates, advisors, agents or representatives nor any other person accepts any liability (in negligence, or otherwise) whatsoever for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection therewith. The statements contained in this document speak only as of the date which they are made, and the Company and Black Spade expressly disclaim any obligation or undertaking to supplement, amend or disseminate any updates or revisions to any statements contained herein to reflect any change in events, conditions or circumstances on which any such statements are based. By preparing this presentation, none of the Company, Black Spade, their directors, officers, employees, affiliates, advisors, agents or representatives undertakes any obligation to provide the recipient with access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in any such information which may become apparent. This document does not constitute or form part of and should not be construed as an offer to sell or issue or recommendation or solicitation of an offer to buy or acquire securities of the Company, Black Spade or their subsidiaries or affiliates in any jurisdiction or as an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You acknowledge that you will be solely responsible for your own assessment of the Company and Black Spade, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company and Black Spade. This document is not financial, legal, tax or other product advice. In addition, as this presentation only contains general, summary and selected information about the Company and Black Spade, it may omit material information about the Company and Black Spade and is not a complete description of the Company’s and Black Spade’s businesses and the risks relating to them. Therefore, this presentation should not form the basis of any investment decision to purchase or sell the Company’s or Black Spade’s securities. This presentation includes certain industry data and industry projections that have been obtained from third party sources, including research, surveys or studies, conducted by third parties, information provided by customers and/or industry or general publications and publicly available documents from various sources, including industry publications and surveys. Such information involves a number of assumptions and limitations, and such publicly available documents, industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance that the information is accurate or complete. None of the Company, Black Spade, their directors, officers, employees, affiliates, advisors, agents or representatives have independently verified any of the data from third-party sources or ascertained the underlying economic assumptions relied upon therein, and the Company, Black Spade, their directors, officers, employees, affiliates, advisors, agents or representatives make no representation as to the accuracy of, such third-party information. All industry data contained in this presentation are based on data obtained from the sources cited and involve significant elements of subjective judgment and analysis, which may or may not be correct. The distribution of these materials in certain jurisdictions may be restricted by law and persons into whose possession these materials comes should inform themselves about and observe any such restrictions. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY NOT BE FORWARDED, PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON (WHETHER WITHIN OR OUTSIDE YOUR ORGANIZATION/FIRM) FOR ANY PURPOSE AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, PUBLICATION, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT IN WHOLE OR IN PART IS UNAUTHORIZED.

3 Disclaimer Forward-Looking Statements This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between the Company and Black Spade, including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of a national securities exchange, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or the Company’s control, (x) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) the Company’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) the Company’s ability to adequately control the costs associated with its operations, (xvii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxv) battery packs failures in the Company or its competitor’s EVs, (xxvi) failure of the Company’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxviii) the risk that the Company’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that the Company may be required to make, (xxxi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxxii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material. Historical Financial Information and Use of Projections The Company operated primarily as an ICE vehicle manufacturer prior to 2022. In January 2022, the Company announced its strategic decision to cease ICE vehicle production to transform into a pure-play manufacturer of EVs. In early November 2022, the Company fully phased-out production of ICE vehicles and completed the ICE Assets Disposal. In 2022 and 2023, while gradually phasing out VinFast’s legacy ICE vehicle manufacturing operations, it also invested in R&D for new EV models and ramped up production of its EVs, leading to its initial deliveries of the VF e34, VF 8, VF 9 and VF 5 in Vietnam, and began rolling out its EVs internationally. For these reasons, the Company and Black Spade believe that the Company’s historical results of operations are not comparable to, or indicative of, the Company’s future performance or prospects. The projections, estimates and targets of the Company’s future performance and the future performance of the markets in which it competes in this presentation are forward looking statements that are based on assumptions that are inherently uncertain and subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties, many of which are beyond the Company and Black Spade’s control, that could cause actual results to differ materially from those contained in such projections, estimates and targets While all projections, estimates and targets are necessarily speculative, the Company and Black Spade believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Such projections, estimates and targets are included for illustrative purposes only and should not be relied upon as necessarily being indicative of future results The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that the Company and Black Spade, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events The independent auditors of Black Spade and of the Company did not audit, review, compile or perform any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

4 Disclaimer Industry and Market Data In this presentation, the Company and Black Spade rely on and refer to certain information, estimates and statistics obtained from third-party sources (including Frost & Sullivan and S&P Capital IQ). No third party can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Neither the Company nor Black Spade has independently verified the accuracy or completeness of any such third-party information, which involves elements of subjective judgment and analysis that may or may not prove to be accurate. None of the Company or Black Spade, their respective affiliates, or any third parties that provide information to the Company or Black Spade or their respective affiliates, such as market research firms, guarantee the accuracy, completeness, timeliness, or availability of any information. None of the Company or Black Spade, their respective affiliates, or any third parties that provide information to the Company and Black Spade and their respective affiliates, such as market research firms, are responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or the results obtained from the use of such content. The Company and Black Spade may have supplemented such information where necessary, taking into account publicly available information about other industry participants and the Company’s management’s best view as to information that is not publicly available. Trademarks, Service Marks and Trade Names This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, ®, or © symbols, but the Company and Black Spade will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Additional Information and Where to Find It This document relates to a proposed transaction between the Company and Black Spade. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade and a prospectus of the Company with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade shareholders as of a record date to be established for voting on the proposed transaction. Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong. Participants in Solicitation Black Spade and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

5 The risks presented below are certain of the general risks related to VinFast’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures to be contained in future public filings by VinFast with the U.S. Securities and Exchange Commission (the “SEC”). These risks speak only as of the date of this presentation, and neither VinFast or Black Spade undertake any obligation to update the disclosures contained herein. The risks highlighted in future iterations of this presentation or in future filings with the SEC may differ significantly from and/or be more extensive than those presented below. Additional risks related to VinFast in connection with and following the consummation of the business combination are also described in the disclaimer to this presentation. If you are evaluating VinFast and Black Spade for the purpose of making an investment decision in either company, in making such decision, you should rely solely upon independent investigations made by you. By viewing this presentation, you shall be deemed to acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties made by the parties to any subscription agreement you enter into in connection with such Risk Factors contemplated investment. By viewing this presentation, you shall be deemed to acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in VinFast or Black Spade, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Risks Related to VinFast’s Business and Industry• VinFast may experience issues with the recycling of its lithium-ion cells and battery modules, which may harm its Risks Related to Regulations Applicable to VinFast • VinFast is a growth stage company that has a history of losses, negative cash flows from operating activities and business and reputation.• VinFast is subject to evolving laws, regulations, standards and policies, and any actual or perceived failure to negative working capital.• VinFast’s research and development efforts may not yield expected results. comply could harm its reputation and brand, subject it to significant fines and liability, or otherwise adversely • VinFast will require significant additional capital to support business growth. VinFast expects to fund its capital • VinFast’s vehicles rely on software and hardware that is highly technical, and if these systems contain errors, affect its business. requirements through additional debt and equity financing, including related party financing. Such capital might bugs, vulnerabilities, or design defects, or if VinFast is unsuccessful in addressing or mitigating technical • VinFast’s business could be adversely affected by trade tariffs, export control laws or other trade barriers. not be available on commercially reasonable terms, or at all, and could, among other things, be burdensome and limitations in its systems, or if it is unable to coordinate with vendor and suppliers in a timely and effective • Misconduct by VinFast’s employees could expose it to legal liabilities, reputational harm and/or other damages lead to dilution of your shareholding in VinFast. manner, its business could be adversely affected. to its business. • VinFast faces risks associated with being a new entrant in the EV industry and the marketing and sale of its EVs • VinFast’s warranty reserves may be insufficient to cover future warranty claims, which could adversely affect its • VinFast may from time to time be subject to claims, disputes, lawsuits and other legal and administrative in international markets where it only recently began delivering vehicles. business, financial condition, results of operations, cash flows and prospects. proceedings. If the outcomes of these proceedings are adverse to VinFast, it could have a material adverse • VinFast’s brand, reputation, public credibility and consumer confidence in its business could be harmed by • If VinFast’s vehicle owners customize its vehicles with aftermarket products, or attempt to modify its vehicles’ effect on VinFast’s business, financial condition, results of operations, cash flows and prospects. negative publicity, and VinFast may not succeed in growing its brand in markets outside Vietnam. charging systems, the vehicles may not operate properly, which may create negative publicity and could harm • VinFast may become subject to product liability claims, which could harm its business, financial condition, results • VinFast’s long-term results depend upon its ability to successfully introduce and market new products and VinFast’s brand and business. of operations, cash flows and prospects if it is not able to successfully defend or insure against such claims. services, which may expose VinFast to new and increased challenges and risks.• VinFast may be subject to risks associated with autonomous driving technologies.• VinFast’s insurance coverage strategy may not be adequate to protect it from all business risks. • The automotive market is highly competitive, and VinFast may not be successful in competing in this industry. • VinFast’s business depends on the continued efforts of its people and its ability to recruit new talent and its • VinFast is subject to various environmental, health and safety laws and regulations that could impose substantial • VinFast’s markets its EVs in multiple markets that use different driving range testing standards while its EVs are in operations may be disrupted if it loses their services. costs on it and cause delays in expanding its production facilities. different stages of development. In addition, the driving range and overall performance of VinFast’s EVs will • VinFast may be compelled to undertake product recalls or other actions, which could adversely affect its • Increasing scrutiny and changing expectations from VinFast’s investors, customers and employees with respect depend on many factors beyond VinFast’s control, including driving habits and conditions. Therefore, the reputation and brand, and its business, financial condition, results of operations, cash flows and prospects. to VinFast’s ESG practices may impose additional costs on VinFast or expose it to new or additional risks. advertised driving range, certified driving range and actual driving performance of VinFast’s EVs may all differ. As • Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other geopolitical risks could • VinFast may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic a result, VinFast may be subject to negative publicity, and its business may be adversely affected even if such disrupt VinFast’s production, delivery, and operations, which could materially and adversely affect its business, sanctions, and similar laws, and noncompliance with such laws can subject VinFast to administrative, civil, and press is inaccurate. financial condition, results of operations, cash flows and prospects. criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely • VinFast may be unable to adequately control the costs associated with its operations. • VinFast will be subject to risks associated with foreign exchange rate fluctuations and interest rate changes. affect VinFast’s brand and reputation and its business, financial condition, results of operations, cash flows and • VinFast’s results of operations for 2022 reflect sales of ICE vehicles in Vietnam even though it ceased production prospects. of ICE vehicles and completed the ICE Assets Disposal during that year.• VinFast is subject to taxation in multiple jurisdictions. Tax laws in these jurisdictions are often complex and Risks Related to VinFast’s Relationship with Vingroup • VinFast’s historical results of operations are not, and its past growth may not, be indicative of its future require VinFast to make subjective determinations that may be scrutinized by tax regulators. • VinFast’s corporate actions that require shareholder approval will be substantially controlled by its controlling performance or prospects. shareholders who will have the ability to control or exert significant influence over such matters, which may • VinFast is dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may prevent you and other shareholders from influencing significant decisions and reduce the value of your Risks Related to Vietnam fail to deliver components and raw materials according to VinFast’s schedule and at prices, quality and volumes investment.• There are risks associated with investments in companies with operations in Vietnam, including in relation to acceptable to it. • VinFast has relied on Vingroup for financial support and are dependent on Vingroup affiliates for key aspects of political, economic and legal conditions. • VinFast’s success will be dependent upon its ability to maintain relationships with existing suppliers who are its business. Accordingly, VinFast has engaged in various related party transactions with Vingroup, and any • Asset realization in bankruptcy proceedings may be time-consuming and expensive. critical and necessary to the output and production of its vehicles and to create relationships with new suppliers. potential conflicts of interest or unfavorable market conditions or adverse business operation of Vingroup and • Vietnamese foreign exchange control may limit VinFast’s ability to utilize its revenue effectively and affect its • The process of establishing manufacturing facilities outside of Vietnam, and expanding VinFast’s capacity within Vingroup affiliates could have an adverse effect on VinFast’s business and results of operations. Due to ability to receive dividends and other payments from its Vietnamese subsidiary. Vietnam, may be subject to delays or cost overruns, may not produce expected benefits or may cause it to not VinFast’s close association with Vingroup and its affiliates, VinFast could also be impacted by matters affecting • Investors may face difficulties enforcing foreign court judgments against VinFast. meet its projections for future production capacity. their reputation, including litigation, regulatory or other matters. • VinFast’s reservations may not result in completed sales of its vehicles and its actual vehicle sales and revenue Risks Related to Ownership of VinFast’s Shares generated for their sales could differ materially from the number of reservations received. Risks Related to VinFast’s Information Technology, Cybersecurity and Data Privacy• The VinFast ordinary shares and VinFast warrants may not be listed on a national securities exchange after the • VinFast’s future growth is dependent on the demand for, and upon consumers’ willingness to adopt EVs, which • VinFast utilizes third-party service providers to support its service and business operations and any disruption or Business Combination, which could limit investors’ ability to make transactions in such securities and subject may be affected by various factors, including developments in EV or alternative fuel technology. delays in service from these third-party providers could materially and adversely affect its business, financial VinFast to additional trading restrictions. • If there is inadequate access to EV charging stations or related infrastructure, VinFast’s business may be • A market for VinFast’s securities may not develop or be sustained, which would adversely affect the liquidity and condition, results of operations, cash flows and prospects. materially and adversely affected. price of VinFast’s securities. • Breaches in data security, failure of information security systems and privacy concerns could subject VinFast to • The unavailability, reduction or elimination of government and economic incentives or government policies which penalties, damage its reputation and brand, and adversely impact its business, financial condition, results of • The trading price of VinFast’s ordinary shares may be volatile, and future sales of the ordinary shares and the are favorable for EV manufacturers and buyers could have a material adverse effect on VinFast’s business, operations, cash flows and prospects. availability of a large number of such securities could depress the price of the ordinary shares, which could result financial condition, results of operations, cash flows and prospects. • VinFast retains certain information about its customers, which may subject it to customer concerns or various in substantial losses to investors. • If VinFast fails to maintain an effective system of internal control over financial reporting in the future, it may not • If, following the Business Combination, securities or industry analysts do not publish or cease publishing privacy and consumer protection laws. be able to accurately and timely report its financial condition, results of operations or cash flows, which may research or reports about VinFast, its business, or its market, or if they change their recommendations regarding • Any unauthorized control or manipulation of VinFast’s vehicles’ systems could result in a loss of confidence in adversely affect investor confidence. VinFast and its vehicles and harm its business. the VinFast ordinary shares adversely, then the price and trading volume of the VinFast ordinary shares could • VinFast has identified material weaknesses in its internal control over financial reporting. If VinFast’s remediation decline. of such material weaknesses is not effective, or if it experiences additional material weaknesses in the future or • VinFast’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities. Risks Related to VinFast’s Intellectual Property otherwise fail to develop and maintain effective internal control over financial reporting, its ability to produce • VinFast will be a foreign private issuer and, as a result, it will not be subject to U.S. proxy rules and will be subject • VinFast’s use of open source software in its applications could subject its proprietary software to general release, timely and accurate financial statements and comply with applicable laws and regulations could be impaired. to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a adversely affect its ability to sell its services and subject it to possible litigation, claims or proceedings. • VinFast’s vehicles currently make use of lithium-ion battery cells; lithium-ion battery cells have been observed to U.S. domestic public company. • VinFast may not be able to prevent others from unauthorized use of its intellectual property, which could harm its catch fire or vent smoke and flame. • As VinFast is a “foreign private issuer” and intends to follow certain home country corporate governance business and competitive position. • VinFast collaborate with a range of third parties, including for certain business partners for key aspects of its practices, its shareholders may not have the same protections afforded to shareholders of companies that are • VinFast may need to defend itself and its employees, agents and contractors against patent, trademark and/or business, and any failure of these partners to deliver their services adequately will adversely impact its business, subject to all Nasdaq corporate governance requirements. other intellectual property right infringement claims, which may be time-consuming and would cause VinFast to operations, reputation, results of operations and prospects. incur substantial costs.

6 About VinFast

7 Our Mission: Create a Sustainable Future for Everyone The path to sustainable mobility is achievable when everyone has easy access to smart, safe and environmentally friendly EVs

8 What Defines Us: DNA Execution Excellence We do everything with passion, speed, courage and forward thinking – all to make the world a better place We prioritize Execution Excellence at the core of everything we do Execution Excellence is in our DNA

9

Visionary Drive is Part of Our Heritage…

Execution Excellence Has Enabled Vingroup to Become One of the Most Significant Commercial Enterprises in Vietnam and APAC



Pham Nhat Vuong
Chairman and Founder
Vingroup and VinFast

Market Capitalization
~US$21.2Bn [1]

~1.1% [2]
of Vietnam's Nominal GDP

Total Vingroup Assets (US$ bn)
Logo Represents Founding Year


VINPEARL
VINCOM RETAIL
Vingroup IPO
VINHOMES
VINSCHOOL
VINMEC
VINFAST
Vincom Retail IPO
Vinhomes IPO
VINUNIVERSITY
0.1
0.3
0.6
1.1
1.5
2.4
3.2
3.8
5.8
7.3
8.4
11.3
17.0
17.9
18.1
24.3
25.3
1993
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Mar-23

		Rank in Vietnam
Auto & Technology	Mobility	#1 [3]
Real Estate & Services	Real Estate Development, SmartCity, Smarthomes & IoT	#1 [4]
	Retail Mall	#1 [5]
	Hospitality & Entertainment	#1 [6]
Social Enterprises	Healthcare	#1 [7]
	Education	#1 [8]

Source: Company internal estimates and data, HOSE Website, Bloomberg as of March 31st, 2023, unless otherwise stated
Notes:
1. Combined market capitalization across Vingroup and all of its listed subsidiaries as of March 31st, 2023. USD/VND assumed to be 23,612
2. Based on FY2022 GDP
3. According to Frost & Sullivan, the market position of VinFast is based on the market share of different OEMs in a segment market of Vietnam passenger vehicle market in 2021, which VinFast's three models, Fadil (A-segment), Lux A 2.0 (E-segment sedan) and Lux SA 2.0 (E-segment SUV), belong to. In this segment market, which consists of A-segment, E-segment sedan and E-segment SUV, VinFast ranked 1st in 2021
4. According to CBRE Research 1Q2023
5. Based on VRE, company's websites, public media, CBRE's information, for multi-tenant shopping malls in Vietnam as of November 2022, excluding standalone supermarkets
6. Based on number of rooms in 5-star hotels and resorts in the cities that Vinpearl's brands are present by Vietnamtourism.gov.vn, data collected in January 2023
7. Vinmec has been named by Deloitte as the Best Managed Company in Vietnam for 2022
8. Based on total number of kindergarten to high school students in selected private and international schools in Hanoi and HCMC in 2021 – 2022

10 Outstanding Speed and Quality… 860-Acre, Highly-Automated Manufacturing Complex in Hai Phong 2017 – Company Founding and Facility Construction 2018 – E-Scooter Production Commenced 2019 – Facility Phase 1 Completed 2022 – 2023: First EV Shipment in November 2022 and 2020 – Focused on ICE Production 2021 – First EVs Rolled Off Product Line Second Shipment in March 2023 to North America

11 Proof of Our Execution: Making the Impossible(s) Possible (2) In-Production Platforms by Year Challenge #1 (Number of models) Four EV models Electric Vehicles Build a global automotive OEM in Vietnam (4) launched to date E-Buses 6 ICE Vehicles Challenge #2 2 1 1 E-Scooters (1) 1 Achieve #1 market share in Vietnam Cessation 1 of ICE 4 Production 4 Challenge #3 4 3 Company 9 9 Founding 7 Launch EV platforms in Vietnam and global markets; and cessation of all ICE production 4 4 2 2017 2018 2019 2020 2021 2022 2023E (3) (Target) Note: 1. Based on internal management estimates and data, gaining leading market share for each product segment in Vietnam within 18 months from launch 2. Referring to start of manufacturing process in Vietnam 3. This business target is forward-looking, subject to significant business, economic, regulatory and competitive uncertainties and contingencies (many of which are beyond the control of the Company and its management) and are based on assumptions with respect to future decisions, which are subject to change. Nothing in this presentation should be regarded as a representation that this target will be achieved. The Company undertakes no duty to update this information th 4. As of April 30 , 2023

12 Next Challenge: Global Expansion of Our EV Product Line

13

The World is Noticing Our Progress

"The excitement among the media scrum…**flowed from a stand introducing the VinFast**"

The New York Times

"We have been reporting on Vietnamese automaker VinFast's efforts to penetrate the U.S. market with its all-electric SUVs all year here on *autoevolution*, and **today it gets real**"

autoevolution

"VinFast returns to CES 2023 with a showcase of its **electric vehicle ecosystem**[1]"

yahoo! finance

"The new VF 8 appears to have plenty going for it…the new BEV could be a **true breakout**"

The Detroit Bureau

"VinFast is channeling the **'move fast'** mantra that powers Silicon Valley"

TopGear

"**Top 10 Coolest Cars From the Los Angeles Auto Show**"

Forbes

"The company was making **the right investments** in manufacturing technology"

WSJ

"VinFast is looking to become the 'EV manufacturer for **everyone**'"

electrek

"In our preliminary test, the VF 8 felt **quick and quiet**"

Kelley Blue Book

"1st Winner of **'The Rising Star'** award[2]"

AUTOBEST



Note:
(1) Displaying four electric SUV models (VF 6, VF 7, VF 8, VF 9) and four electric bike concepts
(2) Paris, October 17th, 2022 – AUTOBEST is awarding VINFAST with the new award 'The Rising Star' at the 2022 Paris Motor Show as recognition of the fast development of the Vietnamese company on European and global scale

14 We Solve the Critical Issues Facing the EV Industry MISCONCEPTION REAL ISSUE MISCONCEPTION REAL ISSUE MISCONCEPTION REAL ISSUE Demand Supply Engineering Execution EV Adoption Economics

15 We Aim to Differentiate Ourselves Through Three Key Pillars of Our Smart Mobility Philosophy 1 Premium Quality Products Inclusive and Flexible Pricing 2 3 Excellent Aftersales Service

16 DNA We Have Already Delivered with Execution Excellence US$1.3T 45,000 3,300 (1) (2) (3) Total Addressable Market EV Reservations Received VF 5 Reservations Received in the First 9 Hours 3,800 13,000/100,000 12,300/175,000 (4) (4) EV Vehicles Delivered in April 2023 EV Vehicles Sold/ICE + EV Vehicles Delivered E-scooters Delivered in First 4 Months/to Date Up to 60% 300,000 US$8.2Bn (6) (7) Localization of Supply Chain Current Annual Capacity Capital Invested in VinFast (5) at Hai Phong Facility 114 (8) Showrooms Opened Globally Notes: Deliveries and Reservations are rounded to the nearest hundred 1. F&S report estimated market size of the EV + ICE vehicle market across Vietnam, US, Canada, and Europe in 2028 th 2. Total reservations, net cancellations and deliveries as of May 13 , 2023 th 3. From 8am to 5pm on December 10 ,2022 th 4. Cumulative to April 30 ,2023 5. Excluding battery 6. Maximum production capacity rate per annum 7. Total capital investments made by Vingroup, its affiliates and external lenders from 2017 to 2022 th 8. Including VinFast-owned showrooms and partnership showrooms as of April 30 , 2023

17 DNA Execution Excellence is a Management Requirement Industry Veterans from Automotive, Technology, and Finance Sectors Le Thi Thu Thuy, CFA David Mansfield Michael Johnson Stuart Ian Taylor Le Mai Tuyet Trinh Global CEO CFO Deputy CEO, Deputy CEO, Deputy CEO, Years of experience: 23 Years of experience: 27 Global Manufacturing Smart Services Information Technology Years of experience: 38 Years of experience: 28 Years of experience: 26 Garrett Evert Miguel Ruiz Ngan Trinh John Harris Deputy CEO, Purchasing Director Director of Hai Phong General Counsel Vehicle Development Years of experience: 29 Manufacturing Plant Years of experience: 34 Years of experience: 35 Years of experience: 24

18 Demonstrated Drive to Do Well by Doing Good Climate & Environment • Fully ceased ICE vehicle production • Signatory to COP26 ZEV and The Climate Pledge Business Sustainability • Supplier selection and monitoring process in (1) place – including CoC and responsible sourcing • 76% of suppliers have international standard for environmental management systems Corporate ESG (2) Assessment Score : Health & Safety • Formal health and safety policy commitment 23.3 with ISO 45001 certified system Represents #1 amongst • Regular health and safety training programs for employees and suppliers pure EV OEMs and #9 out of 72 automobile Human Capital companies rated by (3) Sustainalytics • Women comprise 50% of VinFast board of directors • Delivered 390,000 hours of professional training to employees in 2022 Governance • Established Board committees: Audit (fully independent), Compensation, Nominating and Corporate Note: 1. Sustainalytics information and data are proprietary of Sustainalytics and/or its third-party suppliers and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose 2. As of July 2022 3. At the time of the rating

19 What Drives Us – We Are Limitless AMBITION SUSTAINABILITY COLLABORATION INNOVATION EXECUTION ENGINEERING OPPORTUNITY EXPERIENCE SPEED STYLE EXCELLENCE ACHIEVEMENT INTENSITY PIONEERING PASSION SAFETY CREATIVITY DRIVERS – PARTNERS - TEAM COME JOIN THE CHARGE WITH US

20 How We Aim To Stand Out Skillfully Engineered, Innovation-Driven, Luxurious EV SUVs in Every Technology-Centric Platform Segment Highly-Automated Flexible Offering at an Production Facilities – Inclusive Price Point DNA Execution Excellence Strategic Focus on High Differentiated Ownership Growth Segments and High Experience to Drive Brand Potential Markets Loyalty DNA Execution Excellence is a Demonstrated Drive to Management Requirement Do Well by Doing Good

21

Skillfully Engineered, Luxurious EV SUVs in Every Segment



VF 8: A Premium Electric Compact SUV to Complement Any Lifestyle

Vehicle Overview

- **D-segment SUV**
- Available to consumers in **US, Canada, Europe and Vietnam**
- Deliveries in Vietnam began in **3Q22,** and in the U.S. began in **1Q23**

Key Features[(1)]

- Starting Price: **US$49,000** (Battery Inclusive)[(2)]
- **293 miles** (471 km) WLTP Enhanced Range[(3)]
- **260 kW** Maximum Power
- **Level 2** Advanced Driver Assistance System



VF 9: A High-End Electric Full-Size SUV Desired by All

Vehicle Overview

- **E-segment SUV**
- Available to consumers in **US, Canada, Europe, and Vietnam**
- Deliveries in Vietnam began in **1Q23**

Key Features[(1)]

- Starting Price**: US$83,000** (Battery Inclusive)[(2)]
- **369 miles** (594 km) WLTP Range[(3)]
- **300 kW** Maximum Power
- **Level 2** Advanced Driver Assistance System

Notes:
1. Indicated features are targets for the VF 8 Eco trim and VF 9 Eco trim
2. Price before any tax incentives and rebates in the U.S
3. Based on internal estimates for WLTP range. Ultimate certified range may differ. Estimated WLTP range of the VF 8 City Edition is 260 miles; certified EPA range of VF 8 City Edition is 207 miles

22

Skillfully Engineered, Luxurious EV SUVs in Every Segment



VF 5: Compact and Efficient A-SUV

Vehicle Overview

- **A-segment SUV**
- Available to consumers in **Vietnam only**
- Deliveries began in **2Q23**

Key Features[1]

- Starting Price
  US$19,400 (Battery Subscription)[2,3]
  US$22,800 (Battery Inclusive)[3]
- **186 miles** (300 km) WLTP Range[4]
- **100 kW** Maximum Power
- **Level 2** Advanced Driver Assistance System



VF 6: Family-Oriented B-SUV

Vehicle Overview

- **B-segment SUV**
- Available to consumers in **US, Canada, Europe and Vietnam**
- Deliveries expected in **2023**

Key Features[1]

- Starting Price: **TBD**
- **248 miles** (399 km) WLTP Range[4]
- **130 kW** Maximum Power
- **Level 2** Advanced Driver Assistance System



VF 7: Sporty and Stylish C-SUV

Vehicle Overview

- **C-segment SUV**
- Available to consumers in **US, Canada, Europe and Vietnam**
- Deliveries expected in **2023**

Key Features[1]

- Starting Price: **TBD**
- **280 miles** (450 km) WLTP Range[4]
- **150 kW** Maximum Power
- **Level 2** Advanced Driver Assistance System

Notes:
1. Indicated features are targets for VF 6/7's Eco trim and VF 5's Plus trim
2. Price before any tax incentives and rebates for the Plus trim in Vietnam. USD/VND assumed to be 23,612
3. Price before fixed monthly battery subscription fee for the Plus trim in Vietnam. USD/VND assumed to be 23,612
4. Based on internal estimates for WLTP range. Ultimate certified range may differ

23

Innovation-Driven, Technology-Centric Platform

Advanced Safety Systems

- Emphasis on providing latest advancements in **ADAS**
- **Heads-up display**
- Advanced **warning and notification** systems
- **Cloud-based** secure warehouse for cybersecurity

Enhanced User Convenience

- VinFast vehicle as a "**Live and Work**" Hub
- **Mobile home** features[1]
- Single, large **central screen** for multiple applications and services
- In-car **e-commerce/** store


Safety
Convenience
Customization
Connectivity
Technology for Life

User-Specific Customization Options

- Virtual reality **buying** Experience
- **Car customization** available both online and in-store
- **Personalized** sales approach
- Unique **VinFast ID** for customers to synchronize engagement data across all channels

End-to-End Connectivity

- **Connection with CPOs**[2] provides seamless charging and payment
- Multiple avenues available for **user interaction**
- Mobile **companion application**
- **End-to-end** service platform

Note:
1. Upcoming features, expected to be launched in 2023
2. Charging point operators

24 Innovation-Driven, Technology-Centric Platform Electrical / Electronic Architecture • Standardized architecture used for all SUV-segment models • Ability to tailor feature sets based on model requirements • Heads-up display enables drivers to keep their eyes on the road and hands on the wheel • Designed to comply with the best Functional Safety requirements Battery & Battery • Adhering to the latest global Cybersecurity requirements Infotainment Management System • Seamless connection to the most • Personal voice assistant • In-house algorithm to monitor battery popular smartphones and • Personalized profiles pack health and optimize performance ecosystems (1) • Mobile office • Integrated support for cybersecurity • Firmware over-the-air (“FOTA”) and cloud smart features • Remote control to upgrade features and improve capabilities over time VinFast Companion App and Driver Network ADAS • Access to technology ecosystem • Warnings / notifications with ADAS taking control during emergencies • Portal to connect drivers • End-to-end digital features Electric Drive System / Powertrain • Delivers high power and torque while maintaining highest safety standards • Reduces copper loss in electric motor • Optimization of battery pack’s power Note: 1. Upcoming features, expected to be launched in 2023

25

Connect Intelligence Globally

Development Capabilities Strengthened by Shared Expertise of Vingroup and Global Partners


ADAS
Smart infotainment
Powertrain and battery
VINGROUP Technology Ecosystem
> 1,100 engineers
~930 R&D Professionals
~US$8.2Bn Invested to Date(1)
VINFAST In-house Capabilities
Leading Development Capabilities
Control Over IP for Core Technology
VinES
VINITIS
VINBIGDATA
VINBRAIN
VinAi
VINUNIVERSITY
NVIDIA
erae
BlackBerry QNX
cerence
VECTOR
AUTOBRAINS
APTIV
ProLogium
CATL
SAMSUNG SDI
Gotion
StoreDot
AVL
FEV

VinES — Key battery partner providing battery packs for VinFast vehicles

VINBRAIN · VinAi · VINBIGDATA · VINITIS

> 1,100 Engineers collectively producing differentiated technology for VinFast

Key Advantages of Our "Connect Intelligence Globally" Platform

- **Leverage competitive advantage** of partners
- Enjoy greater **margin benefit** and **economy-of-scale** uplift
- **Production efficiency**
- Allow VinFast to focus on **in-house development** of certain critical key components

Note:
1. Total capital investments made by Vingroup, its affiliates and external lenders from 2017 to 2022

26 Highly-Automated and Integrated Manufacturing Facilities Plant Footprint Spanning 860 Acres with Substantial Room for Expansion Automation Allows Acceleration of Production with Quality and Safety under Control Scalable Manufacturing Facility in Vietnam Automated Incl. 95% Paint Shop US Facility >1,400 150,000 90% Robots Automated Press Shop 300,000 38 Frames / Hour 250,000 Automated Production Providers Current Annual Current Maximum Planned Annual Maximum (1) Production Capacity Annual Capacity Rate Production Capacity by 2026 Note: 1. Maximum production capacity accounting for additional shifts

27 Highly-Automated and Integrated Manufacturing Facilities On-site Integrated Supplier Park System in Vietnam Helps Lower Sourcing and Inventory Costs of Key Components Local Sourcing Select On-site Global Tier 1 Partners Key Benefits Overheads, Seat Logistical economies of scale Sun Visors Up to 60% Interior & Exterior Battery Assembly (1) Current Localization Rate Significant cost advantage / freight savings Quicker response to market demand and product changes Enhances supplier relationships Note: 1. Excluding battery

28

Flexible Offering at an Inclusive Price Point

Our Products are Inclusively Priced with a Lower Relative Total Cost of Ownership for Our Customers

VinFast's Cost Advantages

- **Connecting Intelligence Globally**
- **Large Scale of Operations**
- **Highly-Automated Manufacturing Facilities**
- **Low Cost of Production**
- **Favorable Tax Incentives**
- **Established Trade Agreements** (US, CA, EU, and major target markets)

Total Cost of Ownership[1]

Battery Inclusive



Up to 6% Cost Saving
$42,700
$45,200
VF 8
Tesla Model Y Long Range AWD
Up to 17% Cost Saving
$68,200
$80,100
VF 9
Tesla Model X Long Range
Up to 24% Cost Saving
#32,300
$40,200
VF 6
Hyundai Kona EV
Up to 29% Cost Saving
$37,200
$48,000
VF 7
Hyundai IONIQ 5
Depreciation Cost
Out of Pocket Expenses

Source: Frost & Sullivan
Note:
1. Five-year total cost of ownership analysis using key assumptions for out-of-pocket expenses (estimated annual cost of electricity or fuel based on 15,000 miles per year, annual maintenance and repairs cost and estimated annual insurance cost) and depreciation cost (difference between purchase price and estimated residual value after 5 years).

29 Strategic Focus on High Growth Segments… Our EV SUV Portfolio Encompasses One of the Broadest Offerings to Facilitate the Greatest Outreach to our Target Markets VinFast’s Planned Vehicle Lineup Targets the Highest (1) …With Features and a Price Point that Target ICE Converts and EV Markets Growth Passenger Vehicle Markets… (2) (4) Annual Passenger Vehicle Shipments across VinFast Focus Markets , in Millions No. of Vehicle Deliveries in VinFast Focus Markets 34.0 ICE + EV TAM (2028E): 41% 34.0 MM 26.4 SUVs 21.5 15.2 EV Market ~4x Potential (2028E): 10.6 MM 12% CAGR: 31% opportunity Sedans 11.7 10.4 7% EV Market (3) Others 0.8 0.7 (2022): 2.1 MM 2022 2028E Source: Frost & Sullivan Notes: 1. VF e34, VF 5, VF 8 and VF 9 are available for reservations, with remaining models (VF 6 and VF 7) to be open for reservations in 2023. VF e34 and VF 5 are available only in Vietnam 2. VinFast focus markets comprise of Vietnam, US, Canada, and Europe 3. Others refer to Multi Purposes Vehicles 4. Estimated market size of the Passenger Vehicle market representing VinFast addressable segment in 2028

30 ... and High Potential Markets… Our Focus Markets Represent Differentiated Upside Opportunities in the Medium Term and Beyond VinFast’s Focus Markets are Sizable with Significantly Higher Growth… ... from Lower Penetration with Less Competition than China Annual EV shipments by region EVs as % share of total passenger vehicles in 2022 As % share of total global market % Growth rate VinFast’s Focus Markets ROW 3% 3% 5% US 8% 55% 103% China Canada 7% Vietnam 34% 27% Europe 64% 61% 69% VinFast’s Focus Markets Europe 9% Canada 616% 55% US Vietnam 2% 61% 34% 0.6% 0.5% 0.1% 19% 18% China 22% 16% 63% 40% 34.2% 28.6% 1.3% 1.2% 1.0% 14% 13% 66% 43% 11% ROW 1% 2022A 2023E 2024E 2023E 2024E Source: Frost & Sullivan

31 ….with An Extensive Global Expansion Plan Our Global Roll-Out Strategy Tactically Targets Locations With Efficient Infrastructure and Manufacturing, as well as Highest Expected EV Penetration Rates EV Addressable Market # of Global Showroom as at (thousand units per year) th (1) US April 30 , 2023 2022A 2028E CAGR Canada EU 823 4,471 33% Vietnam 78 400 31% 114 1,223 5,357 28% 8 351 89% Toronto Amsterdam Frankfurt Paris Los North Carolina Vietnam Angeles Hai Phong Hai U.S. – California U.S. – North Carolina Canada France Netherlands Germany Phong New Manufacturing (2) Center Paris Amsterdam Chatham Toronto Frankfurt Frankfurt Los Angeles County Headquarters Manufacturing Facilities Source: Frost & Sullivan Note: 1. Including VinFast-owned showrooms and partnership showrooms 2. Pre-construction work for phase 1 of the manufacturing facility in North Carolina commenced in the third quarter of 2022, with commissioning targeted for 2026

32 Differentiated Ownership Experience to Drive Brand Loyalty End to End Digital Features Sales Vehicle Charging Navigation Service Ownership Customize OTA Accessibility and Flexibility Smart Features Peace of Mind Community

33

Differentiated Ownership Experience to Drive Brand Loyalty

One of the Best Warranty Packages

- **10-year / 125,000-mile[1]** warranty
- **10-year / 125,000-mile[1]** roadside assistance accessible 24/7
- **10-year / unlimited mileage[2]** high-voltage battery warranty



On-Demand and Personalized Services

- **Remote care via OTA**
- **Mobile support services**
- VinFast directly-operated **service centers**

URGENT.LY


VINFAST

Comprehensive Power Solutions

- **Smart At-Home** charging solutions
- Access to a wide charging network through **providers' platforms**

electrify america | blink | EVgo | flo | ChargeHub



Note:
1. 10-year / 125,000-mile vehicle warranty period applies to VF e34, VF 7, VF 8 and VF 9; 7-year / 87,000-mile applies to VF 5 and VF 6
2. 10-year / unlimited mileage battery warranty period applies to VF e34, VF 7, VF 8 and VF 9; 7-year / unlimited mileage applies to VF 5 and VF 6

34 Fully Charged for the Road Ahead Global Roll-out of Continue Augmenting our Innovate Our Commercial Approach (1) 6 EV Models “Technology for Life” Offering to Drive Incremental Market Share Pursue Enhanced Manufacturing Increase and Refine Our Grow Our Ancillary Automation and Capacity Expansion Service Offering Revenue Streams Notes: 1. Includes VF e34, VF 8, VF 9, VF 5, VF 6 and VF 7, of which VF 6 and VF 7 are planned for commercial production and delivery in 2023

35 Black Spade Acquisition Co

36

Black Spade Acquisition Co

Black Spade Acquisition Co ("BSAQ") has entered into a merger agreement with VinFast, the leading automotive manufacturer in Vietnam. VinFast remains committed to its mission of creating a green future for everyone through its full portfolio of electric SUVs, e-scooters and e-buses.

Founder



Lawrence Ho
Founder

MELCO · City of Dreams · Studio City · Black Spade Capital

Management Team



Dennis Tam
Chairman and Co-CEO

MELCO · Black Spade Capital



Kester Ng
Co-CEO

J.P.Morgan · Merrill Lynch · GRE



Francis Ng
President and CFO

TIANLI · SBI Investment · J.P.Morgan Asset Management

Independent Directors



Russell Galbut

Norwegian Cruise Line · Crescent Heights



Patsy Chan

Richemont



Robert Moore

Walt Disney · Paramount · P1 ESports



Sammy Hsieh

yahoo!

Senior Advisors



Betty Liu

NYSE · Bloomberg



Richard Taylor

GRE · CLSA

37 Transaction Summary

38

Transaction Summary Overview

Transaction Structure	• On May 12, 2023, VinFast and BSAQ jointly entered into a business combination agreement • BSAQ and VinFast are working towards a completion by September 30th 2023, subject to regulatory and shareholder approvals, along with other customary closing conditions[1]
Valuation	• The business combination values VinFast at an enterprise value of ~ US$27 billion and an equity value of US$23 billion, not including BSAQ's ~US$169 million of cash in trust[2][3][4] • After the transaction, existing VinFast shareholders will hold approximately 99% of the outstanding shares of the combined company
Capital Structure	• The transaction will be funded by a combination of BSAQ cash held in a trust account and VinFast ordinary shares and existing capital resources including debt • Proceeds from the transaction and VinFast's existing capital resources to fund continued growth of the combined company and accelerate the roll-out of its next-generation electric vehicles and solutions • Backstop of US$30.0 million provided by BSAQ Sponsor

Note:
1. The business combination agreement can be terminated for reasons including if the Closing has not occurred on or before September 30, 2023 and there is not cause for an automatic extension to a date no later than December 30, 2023
2. Assumes 0.0% redemptions
3. Not giving effect to public and private warrants striking at $11.50 and potential PIPE
4. Does not include earnout shares issued to select VinFast employees upon achieving or exceeding 2023 revenue target of US1.875 billion as set out in the business combination agreement. The VinFast management incentive earnout is not intended to be a projection or forecast. It reflects numerous assumptions concerning VinFast's anticipated future performance, including those that remain beyond Black Spade's or VinFast's control, and that may not materialize. No reliance should be placed on the earnout as a projection or forecast about Vingroup.

39

Transaction Overview

Estimated Sources & Uses

Sources	Amount ($mm)
VinFast Equity Shareholders[1]	23,000.0
BSAQ Cash in Trust[2]	169.0
PIPE	TBD
Total Sources	**23,169.0**

Uses	Amount ($mm)
VinFast Rollover Equity	23,000.0
Cash to VinFast Balance Sheet	149.0
Illustrative Transaction Expenses	20.0
Total Uses	**23,169.0**

Illustrative Pro Forma[4]

Pro Forma Capitalization	Amount	%
VinFast Rollover Equity	2,300.0	99.1%
Public BSAQ Shareholders[2][3]	16.9	0.7%
BSAQ Sponsor Shares	4.2	0.2%
Total Shares Outstanding	**2,321.1**	**100.0%**

Pro Forma Valuation	Amount
Share Price	$10.00
Vinfast Shares Outstanding	2,321.1
Pro Forma Market Capitalization	$23,211.3
Plus: VinFast Net Debt[5]	$4,000.0
Less: Cash	$149.0
Pro Forma Enterprise Value	**$27,062.3**

Note:
1. Does not include earnout shares issued to select VinFast employees upon achieving or exceeding 2023 revenue target of US1.875 billion as set out in the business combination agreement. The VinFast management incentive earnout is not intended to be a projection or forecast. It reflects numerous assumptions concerning VinFast's anticipated future performance, including those that remain beyond Black Spade's or VinFast's control, and that may not materialize. No reliance should be placed on the earnout as a projection or forecast about VinFast. Does not include award shares issued to select VinFast employees post closing
2. Assumes 0.0% redemptions
3. Not giving into effect public and private warrants striking at $11.50
4. Not including PIPE
5. Illustrative Net Debt held by VinFast at Close calculated as short-term liabilities plus long-term liabilities less cash and cash equivalents

40

Comparable Companies Benchmarking

2023 Revenue Earnout Target v/s 2022[1]


196%

2023 Revenue Estimate v/s 2022[2]


145%
53%
30%
23%
RIVIAN
LUCID
Polestar

Current Manufacturing Capacity[3]


300,000
1,900,000
150,000
~110,000
90,000
RIVIAN
Polestar (4)
LUCID

Number of EV Models on the Road[5]


4
4
2
1
1
RIVIAN
Polestar
LUCID

Note: Based on market data from S&P Capital IQ as of May 12th, 2023 in addition to public filings, brokers/industry reports and news releases for companies other than VinFast.

1. For VinFast:
   - 2022 Revenue includes EV + ICE
   - 2023 Revenue earnout target of US$1.875 billion as set out in business combination agreement for earnout shares issued to select VinFast employees. The VinFast management incentive earnout is not intended to be a projection or forecast. It reflects numerous assumptions concerning VinFast's anticipated future performance, including those that remain beyond Black Spade's or VinFast's control, and that may not materialize. No reliance should be placed on the earnout as a projection or forecast about VinFast.
2. For companies other than VinFast, 2023 Revenue estimates are based on consensus estimates for 2023 per S&P Capital IQ as of May 12th, 2023
3. Measured in units of cars. Current maximum production capacity accounting for additional shifts.
4. Polestar's current manufacturing capacity of the Polestar 2 in 2023 is estimated based on shared capacity of Chengdu and Taizhou plants with Volvo
5. As of April 30th, 2023: VinFast (VF e34, VF 8, VF 5 and VF 9, excluding e-bus and e-scooters); Tesla (Model S, Model E, Model X and Model Y); Rivian (R1T and R1S, excluding e-delivery van); Polestar (Polestar 2); Lucid (Lucid Air)

41

Comparable Companies Benchmarking (*cont.*)

Equity Value / Cumulative Deliveries[1]


2.0x
0.2x
0.4x
0.1x
0.1x
VINFAST
LUCID
RIVIAN
Polestar
TESLA

Equity Value / 2023E Revenue[2][3]


14.2x
12.3x
5.5x
3.1x
2.3x
VINFAST
(3)
LUCID
TESLA
RIVIAN
Polestar

Note: Based on market data from S&P Capital IQ as of May 12th, 2023 in addition to public filings, brokers/industry reports and news releases for companies other than VinFast

1. Cumulative from Jan 2019 to April 30th, 2023. For VinFast, deliveries include EV + ICE. Equity Value is measured in unit of US$ million; deliveries are measured in units of cars
2. For companies other than VinFast, 2023E Revenue estimates are based on consensus estimates for 2023 per S&P Capital IQ as of May 12th, 2023
3. 2023 Revenue target of US$1.875 billion as set out in business combination agreement for earnout shares issued to select VinFast employees. The VinFast management incentive earnout is not intended to be a projection or forecast. It reflects numerous assumptions concerning VinFast's anticipated future performance, including those that remain beyond Black Spade's or VinFast's control, and that may not materialize. No reliance should be placed on the earnout as a projection or forecast about VinFast

Contact Information VinFast Auto Pte. Ltd. 61 Robinson Road, #06-01,, Singapore 068893 Tel: +84 225 396 9999 Fax: +84 225 396 9999 Website: https://vinfastauto.com/en/ir E-mail: ir@vinfastauto.com